63 Yehuda Hal[redacted]AVIV 65781
Tel: 972-3-5673[redacted]

bank hapoalim

Date: 24/08/08

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Holding(s) in Company*	*11/08/08*	*1*
2.	*Immediate Report*	*11/08/08*	*2*
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Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 11/08/2008
Reference: 2008-01-231474

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties and Senior Office Holders

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *08/08/2008*

A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
5	Zvi Ziv	Option	1,140,000	0.00	0.00	0.09	0.09
6	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
7	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	85,353,527	6.49	6.49	6.37	6.37

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
32.22	32.22	31.76	31.76

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

- o Do not hold securities of the corporation
- • Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
8	Ilan Mazur	BNHP Ordinary Shares	21,095	0.00	0.00	0.00	0.00
9	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*
6. *If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 262,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

1) The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust-A holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust-A holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust-A.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

2) With reference to Eternity Four Trust-A: A transfer was made from Eternity Four Trust to an identical trust having the same trustee and principal beneficiary (Eternity Four Trust-A).

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *825,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Zvi Ziv.*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *1,140,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 31st March, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Ziv are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Yoseph Dauber*
No. of Holder: *6*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *7*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,922,637*
Change in Quantity of Securities: *-1,569,110*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 57,658,051 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Ilan Mazur*
No. of Holder: *8*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *21,095*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *9*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 1,965,000 options held by Messrs Zvi Ziv and Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Zvi Ziv and Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Messrs. Zvi Ziv and Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of this report, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

0 82-34955

bank hapoalim

Schedule 2

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: August 11, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

At the request of the Securities Authority, Bank Hapoalim B.M. (**"the Bank"**) hereby respectfully submits an immediate report in the order of the matters contained in the letter of the Securities Authority of 3rd August, 2008, as follows:

1. Various indications and assessments, part of which were immature, were before the Management of the Bank, with regard to the assessment of the fair value of the mortgage-backed securities portfolio of the Bank in the United States (**"MBS"**) and the decline in value of the fair value of the MBS portfolio, as follows:

   1.1 On 26th March, 2008: A decline in fair value of the MBS portfolio in an amount of about 500 million Dollars, as reported in an immediate report which the Bank made public on 13th March, 2008, as well as an initial assessment of a further decline in an amount of about 168 million Dollars which in the opinion of the Management of the Bank was an immature, contradictory and at first a glance unreliable assessment (as to its immaturity see Clause 7 of this immediate report).

   1.2 On 1st April, 2008: A decline in the fair value of the MBS portfolio is in an amount of about 500 million Dollars, as reported in the Annual Report of the Bank as at 31st December, 2007 (**"the Annual Report"**), as well as an initial assessment of a further decline in an amount of about 187 million Dollars which in the opinion of the Bank's Management was an immature, contradictory and at first glance unreliable assessment (as to its immaturity see Clause 7 of this immediate report).

   1.3 On 4th April, 2008: A decline in the fair value of the MBS portfolio in an amount of about 500 million Dollars, as reported in the Annual Report, as well as an initial assessment of a further decline in an amount of about 216 million Dollars which in the opinion of the Bank's Management was an immature, contradictory and at first glance unreliable assessment (as to its immaturity see Clause 7 of this immediate report).

   1.4 On 15th April, 2008: A decline in the fair value of the MBS portfolio in a cumulative amount of about 709 million Dollars, as reported in the immediate report which the Bank made public on 17th April, 2008.

2. As aforesaid, in the Annual Report, the Bank reported a decline in the fair value of the MBS portfolio in an amount of about 500 million Dollars. With regard to this decline, it was noted in the Annual Report that at the end of February 2008, there was a cumulative decline of about 300 million Dollars in the fair value of the portfolio and that according to initial indications a further decline in the value thereof was expected for the beginning of March 2008 of about 200 million Dollars and in all 500 million Dollars (see Clause 1.1 and Clauses 8, 9 and 10 of this immediate report).

3. On 16th March, 2008, just before the approval of the Annual Report and in anticipation thereof, a discussion was held by the Balance Sheet Committee of the Bank, which also touched upon updating the Annual Report with respect to the decline in value of the MBS portfolio. In this discussion, among other things, the following was said: "*.... to the question of Ms... (a director) and Mr. ... (a director) on the subject of up-dating the Mark to Market of the asset-backed securities in the case of a further decline before the publication of the financial statements, Mr. ...... (a member of the Board of Management) replied that the Mark to Market would remain, as far as the financial statements were concerned, as it was on 31st December, 2007. But the note on the subject would include reference to an additional, material decline in the value of the asset backed securities, to the extent that there was an additional, significant decline after the date of the financial statements. The printing of the financial statements of the Bank is scheduled for 23rd March, 2008. If there is an additional, significant decline in value, it would need to be reported.... Mr. ... (a director) also referred to the remark of Mr. .... (a member of the Board of Management) at the beginning of the discussion. Mr. .... (a director) noted that according to Mr. ... (a member of the Board of Management), if there are material changes on the subject of Mark to Market, by the time the plenum of the Board of Directors meets to discuss the matter of the approval of the financial statements, the changes would be expressed in a note or in a separate report. Mr. ... (a director) noted that it would be done. Mr. ... (a member of the Board of Management) noted that in that case the changes would be presented to the Board of Directors and that the final version would be distributed to the members of the Balance Sheet Committee when its formulation was finished. Mr. .... (a senior member of the Board of Management) noted that it mainly concerned changes emanating from the USA. At the same time, the Bank's Management has no knowledge of any information which is different to the information presented to the Committee. Mr. ... (a member of the Board of Management) suggested waiting a week and observing the developments in the market in the hope that there would not be any deviation from the information published in the immediate report. Should there be any material changes, a further immediate report would need to be published, in consultation with the lawyers of the Bank. If there are no material changes, the information detailed in the immediate report would be detailed in the note*".
At the Meeting of the Board of Directors which was held on 30th March, 2008, no up-date was given to the Board of Directors of material changes in the assessment of the value of the MBS portfolio, because in the opinion of the Bank's Management, at such time, there was before it only an immature, contradictory and at first glance unreliable assessment of an additional decline in the fair value of the portfolio (see Clauses 7, 8 and 9 of this immediate report).

4. On 26th March, 2008 there was a meeting of the Management follow-up committee of the Bank with regard the MBS portfolio. Among other things it was reported at that meeting that "*the MBS portfolio in New York – revaluation (Appendix 8). An initial assessment of the MTM of the MBS portfolio as at Monday, 24th March, 2008 is about – 668 million Dollars and another – 110 million Dollars on account of the interest transactions and in all about – 768 million Dollars decline in value. (As at 24th February, 2008: - 370, - 118, - 488 respectively). A break down of declines in value was presented according to price groups...*" In this context an appendix was also attached, which is attached hereto as Appendix "A" to this immediate report. It should be noted that the Bank executes hedging transactions (SWAP) in the normal course of its business in order to protect interest rate positions. The results of such hedging transactions, which were also executed in connection with deposits which were made with the New York branch of the Bank in connection with the MBS portfolio did not form part of this portfolio and accordingly were not included and are not included in the reports of the Bank about the MBS portfolio.

5. Between the time of the meeting of the Balance Sheet Committee on 16th March, 2008 and until 30th March, 2008 (when the Annual Report was approved by the Board of Directors), the following meetings took place: On 18th March a meeting of the Management follow-up committee at which it was reported that "*the MTM of the MBS portfolio as at last Friday [14th March, 2008] is about 570 million Dollars*" (meaning decline in the fair value of the portfolio by this amount including the reported amount of 500 million Dollars); and on 26th March, a further meeting of the Management committee, as detailed in Clauses 4, 5 and 7 of this immediate report, in the framework of which were discussed the differences between the quotations and the fair value of

the MBS portfolio and the contradiction between the tendency to decline in value according to such quotations, and the tendency of an increase in the market value of the MBS.

6. On 30th March, 2008 a meeting of the Board of Directors of the Bank took place for the approval of the Annual Report. In the framework of this meeting, there was no suggestion of any update and no discussion was held with reference to the MBS portfolio, which in the opinion of the Bank's Management the crystallized fair value thereof, according to what was known as at such date, had already found its expression in the draft of the Annual Report which was presented for approval by the Board of Directors and in the immediate report of 13th March, 2008. Beyond the decline in fair value of the MBS portfolio by a total amount of 500 million Dollars, the initial assessment as to an additional decline of about 168 million Dollars was not presented to the Board of Directors because in the opinion of the Bank's Management it was an immature, contradictory and at first glance unreliable assessment, as stated in Clauses 7 and 9 of this immediate report, since it had the appearance of being unreasonable, with internal differences between the quotations and contradictory tendencies and therefore at that stage did not seem to be a reliable assessment (see Clauses 7 and 9 of this immediate report); only in the course of the first half of April 2008 did this assessment emerge from the crucible of a thorough examination and the examination of the members of the Board of Management who were dispatched to the US.

7. In the discussion by the Management committee which took place on 26th March, 2008, it was the opinion of the members of the Board of Management with experience in this matter and in the opinion of other senior members of staff dealing with the MBS issue, the emerging decline in value was an initial and immature assessment, which was still subject to examination, and at the time did not appear to be reasonable and reliable. The main doubts about such initial and immature assessment arose from (in the order of importance): **(a)** the various price quotations received from the various quotation companies (see Clause 6 of this immediate report) were in contradiction to the rising trend on the MBS market, which steadied and even improved at that very time. The positive change in trend was due, inter alia, to the satisfactory settlement of the Bear Stearns investment bank crisis following the financial aid given to this institution by the Federal Reserve Bank of New York and the sale thereof to JP Morgan. This material development improved the state of the market at that time. Accordingly, the initial and immature assessment according to the quotations (including a decline in value), was in contradiction to the trends towards rising values which were known to the Management of the Bank at about that time. Furthermore, this initial assessment presented a picture of the situation which stood in contrast to the situation which existed prior thereto, and according to which the changes in the fair value of the Bank's portfolio fitted in to the general changes and trends on the MBS market in the US; **(b)** March 2008 was a most volatile month and there were great differences between MBS price quotations by the various quoting companies; **(c)** Before a through examination it would not be possible to gauge the real meaning of such initial and contradictory data. So this assessment showed signs, in the opinion of the Bank, of being "an immature, contradictory and at first glance unreliable assessment", all the more so when confronted with the difficulties of making the assessment (see Clause 8 of this immediate report).

8. In the absence of any listing for trading of the MBS on the stock exchange, or the publication of their prices on "a quotation list ", it was difficult to assess the fair value of the MBS which was capable of variation, sometimes within short periods of time, and this value was determined by professional teams of the Bank's Management, based, inter alia, on price quotations supplied by four companies engaged by the Bank, whose business it is to provide price quotations based on prices of recent transactions executed in relation to MBS and information received from financial institutions in the US. These quotations were base largely upon analogy and indications from information received regarding MBS prices of other series. In view of the mortgage market crisis in the US, which is known by the name of "the Sub-Prime Crisis", the absence of a market and a credit and liquidity squeeze, the task of the quotation companies became a very difficult one, in the absence of any real market, and the trend of determining quotations on the basis of analogy prevailed; and drawing the analogy itself became more complex. As a result, quite often, the quotations did not properly reflect the prices of MBS, and between the quotations supplied by the

various quotation companies there were sometimes unreasonable differences of tens of percent. This situation was pronounced at the end of March 2008.

9. The Bank's Management was of the opinion that the initial assessments, which reached it at the end of March 2008 were uncrystalized and their reliability doubtful for them to be brought in their state of immaturity to the knowledge of the Board of Directors and the public, lest they be misleading, being unchecked and contrary to the market trends. A thorough examination of the matter needed to be made. And so, a "thorough examination" meant that apart from the day-to-day follow-up, it was usual for the Bank at the beginning of each month to make full and careful examinations of all the assessments received with regard to the MBS prices at the end of the previous month. The thorough examination, which was usually made every month as aforesaid, took at least a week, having regard, *inter alia*, to quotations, market volatility and the complexity of the examination processes.
   In view of the aforesaid immature assessment, according to which a reverse trend was apparent when comparing quotations with regard to the (declining) fair value of the MBS portfolio of the Bank with the (favourable) general developments in the market, including in particular the MBS market in the US, two expert members of the Board of Management were requested to make examinations and inquiries on this matter in the US, including with the quotation companies.

10. Just before publication of the Annual Report, discussions were held with reference thereto with the external auditors of the Bank. The auditors commented that since the Annual Report includes a description of the way in which the fair value of the MBS portfolio is assessed, and since the data published in the Bank's immediate report of 13th March, 2008 about the decline in value of the MBS portfolio by an amount of about 500 million Dollars had not all undergone a process of thorough examination, it was proper to make the report on the aforesaid decline subject to reservation in such a way that in the Annual Report a cumulative decline of about 300 million Dollars was reported in the fair value of the MBS portfolio as at 28th February, 2008, and that there were initial indications at the beginning of March 2008 according to which an additional decline of about 200 million Dollars was expected. The decision to act accordingly was taken having regard to the fact that just before the publication of the Annual Report a thorough examination had been made (as for the thorough examination, see Clause 9 of this immediate report) only with regard to the data which stood before the Management of the Bank as at 28th February, 2008 (with reference to the amount of about 300 million Dollars) but a thorough examination had not been made with regard to the initial indications of an additional decline in value in the amount of about 200 million Dollars, and this is the source of the distinction between the two amounts in the Annual Report.
    The announcement of the Bank on 13th March, 2008 of a decline in a cumulative amount of about 500 million Dollars (namely – 200 million Dollars over and above the amount which was found to be reflective of the decline in value as at 28th February, 2008 as aforesaid) was based on initial indications which were reported to the Bank's Management and which were found by the Bank's Management to be trustworthy and could be relied upon considering that they were in conformity with the trend of the market at such time including in particular the declines that occurred in the international market in the value of the securities of the MBS type, and also in view of the reports of the imminent collapse of the Bear Stearns investment bank and the settlement of this crisis (see also Clause 7 of this report). Accordingly, these indications, on the basis of which the Bank had already reported on 13th March, 2008 a cumulative decline in the fair value of the MBS portfolio in an amount of about 500 million Dollars, were completely different from the immature, contradictory and at first glance unreliable assessment which reached the Bank's Management on 26th March, 2008 and which appeared unreasonable and unfit for publication, as explained in Clauses 7, 8 and 9 of this immediate report.

11. As aforesaid, between the time the Annual Report was approved and 17th April, 2008 when the Bank rendered its immediate report on a further decline in value of the fair value of its MBS portfolio, the greatly divergent quotations were checked again and again, a thorough examination was made, a senior team was dispatched to the US and on 16th April, 2008 a meeting was held of the Risk Management and Control Committee of the Board of Directors, and after reviewing and studying the subject, it transpired that as at 31st March, 2008, a further decline had occurred in the

value of the MBS portfolio in an amount of about 209 million Dollars (over and above the amount of about 500 million Dollars referred to in the Annual Report). This additional decline, which was conclusively recognized as such only on 15th April, 2008, was reported to the Bank of Israel in the evening of 16th April, 2008 and was reported as aforesaid in an immediate report of 17th April, 2008.

12. It is the intention of the Bank to refresh the ingrained processes instituted long ago with a view to making sure that the decisions, requests and recommendations of the Board of Directors and its committees, as well as those of the Board of Management of the Bank, are implemented, and in so doing to examine whether there is any need to consolidate and improve the process of passing information between the Bank's Management and its Board of Directors, adapting the existing procedures in that regard. This immediate report will be passed for review by the Internal Auditor of the Bank and the matters herein contained will be brought before an upcoming meeting of the Board of Directors, which will also discuss the question of the implications of the resolutions passed by the Board of Directors at its meeting of 30th March, 2008.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Mario Szuszan Senior Deputy Managing Director	**Yoram Weissbrem** Secretary of the Bank

END